Exhibit (a)(1)(iv)

PERMAL HEDGE STRATEGIES FUND I

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

DEAR SHAREHOLDER:

The Board of Trustees of Permal Hedge Strategies Fund I (the “Fund”) has authorized a tender offer for up to $4,614,944 of the Fund’s Institutional Shares and a tender offer for up to $2,712 of the Fund’s Service Shares. The Institutional Shares and the Service Shares are collectively referred to as the “Shares.” Accordingly, the Fund is hereby commencing an offer to purchase up to 25% of the Fund’s Institutional Shares and an offer to purchase up to 25% of the Fund’s Service Shares. The offer to purchase the Institutional Shares is at a price per share equal to the net asset value (“NAV”) per Institutional Share as of 5:00 pm New York City time on the Valuation Date, which is currently expected to be March 31, 2015, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Notice of Intent to Tender (which together constitute the “Institutional Shares Offer”). The offer to purchase the Service Shares is at a price per share equal to the net asset value (“NAV”) per Service Share as of 5:00 pm New York City time on the Valuation Date, which is currently expected to be March 31, 2015, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Notice of Intent to Tender (which together constitute the “Service Shares Offer”). The Institutional Shares Offer and the Service Shares Offer are collectively referred to as the Offers.

The purpose of these Offers is to provide liquidity to Shareholders, as contemplated by and in accordance with the procedures set forth in the Fund’s registration statement. The deadline for participating in the Offers is 11:59 p.m., New York City time, January 23, 2015, or such later date to which the Offers are extended (the “Termination Date”). Shareholders who choose to participate in the Offers can expect to receive payment for shares tendered and accepted in the manner and at such time as set forth in the Offers.

If, after carefully evaluating all information set forth in the Offers, you wish to tender shares pursuant to the Offers, please either follow the instructions contained in the Offers or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

As of October 31, 2014, the NAV per Service Share was $4.52 per share and the NAV per Institutional Share was $4.57. As of October 31, 2014, 4,037,508.887 Institutional Shares were issued and outstanding, and 2,400.371 Service Shares were issued and outstanding. An estimate of the current NAV for the Institutional Shares and the Service Shares during the pendency of these Offers may be obtained by contacting the Depositary, at (866) 211-4521.

None of the Fund, its Board of Trustees (the “Board”), its investment adviser, Legg Mason Partners Fund Advisor, LLC, its subadviser, Permal Asset Management LLC or Permal Hedge Strategies Portfolio (the “Master Fund”) is making any recommendation to any Shareholder whether to tender or refrain from tendering shares in the Offers. The Fund and the Board urge each Shareholder to read and evaluate the Offers and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of these Offers and related materials should be directed to the Depositary, at (866) 211-4521.

Sincerely,

/s/ Kenneth D. Fuller
Kenneth D. Fuller
Chairman, President and Chief Executive Officer
PERMAL HEDGE STRATEGIES FUND I

December 23, 2014